# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

## FORM 8-K

### CURRENT REPORT
### PURSUANT TO SECTION 13 OR 15(d)
### OF THE SECURITIES EXCHANGE ACT OF 1934

**Date of report (Date of earliest event reported): July 1, 2020**

# The Jones Financial Companies, L.L.L.P.
**(Exact Name of Registrant as Specified in Its Charter)**

| **Missouri** | **0-16633** | **43-1450818** |
|---|---|---|
| **(State or Other Jurisdiction of Incorporation)** | **(Commission File Number)** | **(IRS Employer Identification No.)** |

| **12555 Manchester Road, Des Peres, Missouri** | **63131** |
|---|---|
| **(Address of Principal Executive Offices)** | **(Zip Code)** |

**(314) 515-2000**
**(Registrant's Telephone Number, Including Area Code)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| None | N/A | N/A |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

**Item 8.01.      Other Events.**

On July 1, 2020, The Jones Financial Companies, L.L.L.P. issued a press release relating to an application it submitted on July 1, 2020 to the Federal Deposit Insurance Corporation (FDIC) and Utah Department of Financial Institutions (UDFI) in connection with a proposed Utah-chartered industrial bank to be named Edward Jones Bank. A copy of the press release is filed herewith as Exhibit 99.1.

**Item 9.01.      Financial Statements and Exhibits.**

(d) Exhibits.

99.1      Press release dated July 1, 2020.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: July 1, 2020

By:  /s/ Kevin D. Bastien

      Name:   Kevin D. Bastien
      Title:    Chief Financial Officer

Exhibit 99.1

# The Jones Financial Companies, L.L.L.P. Submits Application for Industrial Bank Charter

**ST. LOUIS (JULY 1, 2020) –** The Jones Financial Companies, L.L.L.P. announced today that it has submitted an application to the Federal Deposit Insurance Corporation (FDIC) and Utah Department of Financial Institutions to establish the Edward Jones Bank, a Utah-chartered industrial bank.

The bank would be insured by the FDIC and subject to federal- and state-regulatory oversight. If approved, the bank would help Edward Jones better serve clients' needs for saving, spending and borrowing.

"Since our founding 98 years ago, Edward Jones has been focused on helping individuals achieve their serious, long-term financial goals while understanding their needs and implementing tailored solutions," said Ken Cella, Edward Jones principal responsible for the Client Strategies Group. "An affiliated bank would enable us to broaden our offerings for retail investors, while also supporting our approach to helping Edward Jones branch teams ensure our 7 million clients feel understood, informed, secure and in control. Given market conditions, we believe the need for enhancements to our financial services is more important than ever to our clients as they look to reach their financial goals."

The bank application process is expected to take an extended period of time. If the application is approved, Ray Dardano would serve as the bank's president and Edward Jones believes the bank's operations could begin in late-2021, at which time clients could see the firm offer enhanced options for saving, spending and borrowing, including certain securities-based loans.

"We're hearing from our clients that they are looking for a centralized source for saving, spending and borrowing," said Matt Burkemper, Edward Jones principal responsible for Banking. "With an affiliated bank, we would have the opportunity to enhance and expand our offerings, better enabling Edward Jones financial advisors to help clients meet their comprehensive financial goals."

## About Edward Jones

Edward D. Jones & Co., L.P., a Fortune 500 company headquartered in St. Louis, provides financial services in the U.S. and, through its affiliate, in Canada. Every aspect of the firm's business, from the investments offered to the location of branch offices, caters to individual investors. The firm's 19,000-plus financial advisors serve more than 7 million clients with a total of $1.2 trillion in client assets under care. Visit www.edwardjones.com or the recruiting website at www.careers.edwardjones.com. Member SIPC.

## Forward-Looking Statements

This press release contains forward-looking statements. You can identify forward-looking statements by words that predict or indicate future events, such as "believe," "expect," "intend," "will" or "should." All forward-looking statements involve known and unknown risks and uncertainties, and actual results may differ materially. These risks and uncertainties include, but are not limited to, whether the industrial bank application will be approved, what benefits an industrial bank charter might yield and the Risk Factors discussed in The Jones Financial Companies L.L.L.P.'s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the period ended March 27, 2020. These forward-looking statements were based on information, plans, and estimates at the date of this press release, and The Jones Financial Companies L.L.L.P. does not undertake to update forward-looking statements to reflect changes in underlying assumptions or new information.